Exhibit 17.1

December 18, 2022	John Rhee

VIA EMAIL [johnrhee011@gmail.com]

Re: My resignation from the board-Solarwindow Technologies

I hereby resign from the board of Solarwindow Technologies effective immediately.  There has not been any real communication or honoring any of my positions regarding in issues of management of this company in the past months.  My good intentions were used for your wrong purposes so I hereby resign.

Best of luck to all of you,

John

John Rhee

To: Justin Frere, Interim CFO, SolarWindow Technologies, Inc. VIA EMAIL Bob Levine, Director, SolarWindow Technologies, Inc. VIA EMAIL Joseph Sierchio, Director, SolarWindow Technologies, Inc. VIA EMAIL